Exhibit 99.1

Fury Commences Drilling at the Committee Bay Project in Nunavut

Toronto, Canada – July 14, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has commenced drilling at its Committee Bay project in the Kitikmeot region of Nunavut. Fury controls a 270,000-hectare land position, which is situated across a 300-kilometre (km) greenstone belt, with multiple high-grade target centres. The Company’s 5,000-metre (m) drill program is designed to expand the defined high-grade mineralization at the Raven prospect, which has historical drill intercepts of 2.8m of 31.1 g/t gold and 5.49m of 12.6 g/t gold1, and test the potential below the current resource at the Three Bluffs deposit. Fury also plans to conduct surface exploration work at five targets located in the southern half of the belt to advance them to drill stage (Figure 1).

“Committee Bay represents a potential major gold exploration opportunity in Nunavut where some of the largest global gold discoveries have been made,” commented Mike Timmins, President and CEO. “This year’s high impact exploration plan has been designed to test significant extensions of high-grade mineralization at both Raven and Three Bluffs, as well as advance several high priority targets on the belt to drill stage. We are very excited about this year’s program as Raven has some of the best historic drill results on the entire greenstone belt and sits on a mineralized 8km shear zone.”

Raven Prospect Overview
The Raven prospect is located in the southwest third of the Committee Bay gold belt approximately 40km west of the Three Bluffs deposit (Figure 1). It is situated along an 8km long shear zone where defined gold mineralization occurs in quartz-arsenopyrite veins in highly sheared gabbros and mafic volcanic rocks over a strike length of approximately 1.2km (Figures 2 and 3). Raven has a total of nine historical drill holes totaling 1,670m over a drilled strike length of 400m. The drilling has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip (Figure 3).

Fury plans to drill the Raven prospect through aggressive step outs up to 500m down plunge from historical drilling to demonstrate the scale of the system and to explore the entire length of the 8km shear zone to define new targets through systematic till sampling and geological mapping.

Three Bluffs Deposit Expansion Drilling
The Three Bluffs deposit is a high-grade resource defined by 524,000 oz. at 7.85 g/t gold in the indicated category and 720,000 oz. at 7.64 g/t gold in the inferred category2. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidization of the banded iron formation. Fury’s primary target at the deposit is a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m (Figure 4). The target is down dip from high-grade mineralization and offsets the following historical drill intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold and 2m of 19.38 g/t gold3. The Company plans to drill across the entire conductivity body to demonstrate the potential for resource growth at the deposit.

“We are excited to drill for scale at the Raven prospect to demonstrate the true size potential of this early staged discovery within 50km of the Three Bluffs deposit. The technical team is also looking forward to advancing a number of regional targets to drill stage this summer in preparation for the 2022 exploration season,” stated Michael Henrichsen, SVP, Exploration.

Committee Bay – Summer Work Plan

Exploration for Discovery and Resource Expansion

FURY GOLD MINES

300 km long greenstone belt
Raven
Anuri
Cop
Four Hills
Ghost
Kalulik
Shamrock
Three Bluffs
Aiviq
Pickle
Ibex
West Plains
Raven (3,000m Drilling)
Aiviq
Three Bluffs (1,500m Drilling)
150-450m Stepouts from Resource
Anuri
Bay
Ghost
West Plains
Taqqiq
Ahmer
N
20 km
Legend
Prospect
Major Fault
Drill Target
Potential Drill Target
Pre-drilling Surface Exploration
Geology
Felsic Intrusive
Banded Iron Formation
Komatiite ± Iron Formation
Mafic Volcanic
Sediments
Quartzite

Figure 1: Illustrates the Raven prospect and Three Bluffs deposit that will be drilled during the summer program as well as the targets that will see surficial exploration work of geologic mapping and till sampling in the southern half of the Committee Bay gold belt.

Committee Bay – Raven Regional Shear Zone Corridor

Exploration Drilling to Test Potential Depth Extension

FURY
GOLD MINES

Magnetics
A
A'
05RV001[1]
9.49 g/t Au over 7.6m
Regional Shear Zone Corridor
500 m
Glaciofluvial
1.2km Mineralized Footprint
207 samples average 4.24 g/t gold over 1.2 km strike length
Regional Shear Zone Corridor
05RV002[1]
31.1 g/t Au over 2.8m
05RV001[1]
9.49 g/t Au over 7.6m
05RV004[1]
2.99 g/t Au over 5.4m
N
500 m
Legend
Planned Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Glaciofluvial
Arsenic pXRF Tills > 10 ppm
Fury Property
Rocks (Au g/t)
0.1 - 0.5
0.5 - 1
1 - 5
> 5

Figure 2: Illustrates the 1.2km mineralized footprint at the Raven prospect within the larger 8km long Raven shear zone.

Committee Bay – Raven

Proposed Exploration Drill Plan over 1km Strike Length

FURY GOLD MINES

05RV002[1]
31.1 g/t Au over 2.8m
05RV001[1]
9.49 g/t Au over 7.6m
05RV004[1]
2.99 g/t Au over 5.4m
Inferred Plunge
N
400 m

Planned Drill Holes
05RV001[1]
9.49 g/t Au over 7.6m
05RV002[1]
31.1 g/t Au over 2.8m
Gold Interpolant
Shear Zone Corridor
Sediment
Felsic Volcaniclastics
Gabbro
Mafic Volcanics
200 m

Legend
Planned Drill Holes
Previous Drill Holes
Inferred Plunge
Conceptual Interpolant Au g/t
0.5 - 1
1 - 3
> 3
Rocks/Drill Holes Assay (Au g/t)
0.25 - 0.5
0.5 - 1
1 - 5
5 - 10
> 10

- Stepping down 150m-450m from high-grade mineralization
- Systematic exploration along 8km shear zone

Figure 3: Illustrates both long sections and cross sections of the mineralized zone defined by historical drilling at the Raven Prospect. Exploration drill holes are depicted by green circles on the long section.

Committee Bay – Three Bluffs

Exploration Drilling to Demonstrate Resource Expansion

FURY GOLD MINES

- High-grade mineralization associated with EM conductors – untested 600m x 200m target
- Stepping down 150-300m from high-grade intercepts

Plan View
Three Bluffs
Antler
1 km

Long Section
11TW016[1] 29.03 g/t Au over 5.3m
11TW008[1] 15.2 g/t Au over 5m
11TW032[1] 19.38 g/t Au over 2m
12TB142[1] 21.81 g/t Au over 2m
0
-1000
Diorite
Target
Planned Drill Holes
Legend
Drill Holes Assay (Au g/t)
0.5 - 1
1 - 2.5
2.5 - 5
5 - 10
> 10
Block Model Au g/t
1 - 3
3 - 5
5 - 7
> 7
Planned Drill Holes
Target Area
Conductor
500 m

Figure 4: Illustrates the 600m by 200m conductor that Fury plans to drill test during the summer of 2021 with the aim of expanding the resource at the Three Bluffs deposit.

Michael Henrichsen, P.Geo, SVP, Exploration at Fury, is a “qualified person” within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosure in this press release.

Committee Bay Drilling QA/QC Disclosure
Intercepts were calculated using a minimum of a 0.25 g/t gold (Au) cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

RAB Drilling
Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT, Thunder Bay, ON, and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) in 2017 and part of 2018 or 50g nominal weight fire assay with atomic absorption finish (Au-AA26) in 2015, 2016, part of 2018, and 2019 and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Core (Diamond) Drilling
Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with gravimetrical finish (Au-GRA22) in year 2016 and with atomic absorption finish (Au-AA26) in 2018 and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Based on the estimated geometry of the mineralized zones, the true widths of the intervals drilled at the Three Bluff deposit are believed to be at approximately 40-75% of the drilled widths. True widths of mineralization outside of the Three Bluff deposit are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs
Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

2017 pXRF tills
Samples (~250g) of unweathered till were collected from 20-30cm depth in frost boils at 100m sample spacing. Pebbles (>1cm) were removed in the field. Samples were not collected in areas of glaciofluvial or fluvial reworking. Collected samples were returned to camp to be analyzed in the field. Samples were air-dried, then 50g of sediment was spread over a clean creased paper. Samples were gently shaken to separate and discard coarse sand/pebbles, leaving a fine sand/silt. ~10-20g of this material was transferred to a 2”x3” plastic zip bag, labelled, and analyzed with a benchtop mounted pXRF in Soil Mode for 90 seconds. QA/QC included regular standard samples and field duplicates.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed contains "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information and statements in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to: Fury's drilling and exploration programs at its Committee Bay property, specifically at the Raven prospect and the Three Bluffs deposit, and the results of such programs; Fury's growth plans; and the future growth and development of Fury's mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company's assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

- End -
1 Intercepts were calculated using a minimum of a 0.25 g/t gold cut-off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t gold. Minimum length of the composite intercept allowed was one metre. The 2005 Raven drilling completed by Committee Bay Resources Ltd. is historical in nature, however, the Company has reviewed the associated QA/QC data and original analytical certificates and is in the opinion the drilling and sampling were carried out following industry best practices for disclosure.
2 Refer to NI43-101 technical report dated May 31, 2017, as amended October 23, 2017 titled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” filed under the Company’s profile at www.sedar.com. Resources are estimated at cut-off grades of 3.0 g/t gold for open pit and 4.0 g/t gold for underground.
3 Historical intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold. Minimum length of the composite allowed was one metre.
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